Exhibit 99.2

GOLD RESERVE INC.

IMPORTANT ANNUAL MEETING INFORMATION

Using a  black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. ☒

Annual Meeting Proxy Card

PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

 A  Proposals — VOTING RECOMMENDATIONS ARE INDICATED BELOW

1. Election of the following nominees as directors, as set forth in the management information circular of the Company dated July 24, 2017. THE BOARD OF DIRECTORS TO BE ELECTED AT THE MEETING WILL CONSIST OF SEVEN DIRECTORS. SINCE THE NUMBER OF NOMINEES FOR ELECTION AS DIRECTORS EXCEEDS THE NUMBER FIXED FOR SUCH ELECTION, THE SEVEN NOMINEES WITH THE MOST “FOR” VOTES WILL BE ELECTED. DO NOT VOTE “FOR” FOR MORE THAN SEVEN NOMINEES. IF YOU DO SO, YOUR VOTE IN RESPECT OF THIS RESOLUTION WILL NOT BE TABULATED.

Directors Nominated by Management – MANAGEMENT RECOMMENDS VOTING FOR THESE NOMINEES:

   For    Withhold                                                            For    Withhold                                                                    For    Withhold

01 - Rockne J. Timm                  ☐   ☐                    02 - A. Douglas Belanger           ☐      ☐                             03 - James P. Geyer           ☐       ☐

04 - James H. Coleman               ☐      ☐                    05 - Patrick D. McChesney       ☐   ☐                             06 - Jean Charles Potvin   ☐    ☐

Director Nominated by Greywolf Capital Management LP – MANAGEMENT DOES NOT MAKE A RECOMMENDATION IN RESPECT OF THIS NOMINEE:

   For    Withhold

 07 - Robert A. Cohen                  ☐    ☐

Directors Nominated by Steelhead Partners, LLC – MANAGEMENT RECOMMENDS WITHHOLDING YOUR VOTE IN RESPECT OF THESE NOMINEES:

                                                           For    Withhold                                                             For    Withhold                                                                  For    Withhold

08 - James Michael Johnston        ☐    ☐                   09 - Joseph Manedo               ☐    ☐                           10 - Chris Hodgson            ☐    ☐

                                                                                                                                               For    Withhold

2. Appointment of PricewaterhouseCoopers LLP as auditors for the year ending

December 31, 2017 and authorization of the Board of Directors to fix the auditor’s remuneration.           ☐    ☐

  B  Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

  Date (mm/dd/yyyy) — Please print date below.                   Signature 1 — Please keep signature within the box.        Signature 2 — Please keep signature within the box.

1 U P X                                                                                                            +

PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

PROXY — GOLD RESERVE INC.                                                                                                                                                                                     +

ANNUAL MEETING OF SHAREHOLDERS

AUGUST 29, 2017

PROXY IS SOLICITED BY THE MANAGEMENT OF GOLD RESERVE INC.

The undersigned shareholder of Gold Reserve Inc. (the “Company”) hereby appoints Rockne J. Timm, Chief Executive Officer of the Company, or failing him, Robert A. McGuinness, Vice President Finance and Chief Financial Officer of the Company, or instead of either of them,                                         , as proxyholder for the undersigned, with power of substitution, to attend, act and vote for and on behalf of the undersigned at the Annual Meeting of Shareholders of the Company to be held on August 29, 2017 (the “Meeting”) at 9:30 a.m. (Pacific daylight time) and at any adjournment or postponement thereof, in the same manner, to the same extent and with the same powers as if the undersigned were present at the Meeting or any adjournment or postponements thereof and, without limiting the general authorization given, the persons above named are specifically directed to vote on behalf of the undersigned in the following manner:

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side.)

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